PROGRESSIVE CARE INC.

400 Ansin Blvd, Suite A

Hallandale Beach, FL 33009

April 7, 2022

Amy Geddes

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Progressive Care Inc. Registration Statement on Form 10-12G
Filed February 9, 2022
File No. 000-52684

Dear Ms. Geddes:

By letter dated March 9, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Progressive Care Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form 10-12G filed on February 9, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Information Statement

General

1.	Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

Response: The Company confirms its understanding that the Registration Statement will become automatically effective 60 days after filing and thereafter the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we intend to file an amended Registration Statement responding to the comments below.

Cover Page

2.	We note your disclosure on the cover page that “[t]here currently is no trading market for [your] common stock.” Please reconcile with your disclosure on page 31 that your “Common Stock is qualified for quotation on the OTC Markets - OTCQB under the symbol “RXMD” and has been quoted on the OTCQB since March 16, 2010.”

Response: We have revised our disclosure to reconcile these statements by revising our cover page to reflect “There currently is a limited trading market for our common stock. Our Common Stock is qualified for quotation on the OTC Markets-OTCQB under the symbol “RXMD” and has been quoted on the OTCQB since March 16, 2010. Previously, our Common Stock was quoted on the OTC Markets-OTC Pink Current, under the symbol “RXMD.”“

Our Company, page 9

3.	Please revise this section to provide context for the disclosure in this section so that the description of your business and operations is clear. For example, please revise to clarify and quantify that your pharmacy operations generate the substantial majority of your revenues. Please provide quantification for the periods covered by the included financial statements. Please also explain your pharmacy operations in more detail before discussing specifics of your pharmacy operations. For example, your discussion of pharmacy ratings by PBMs is unclear as it appears before you describe your pharmacy operations more generally.

Response: We have revised our disclosure to explain our pharmacy operations in more detail before discussing specifics of pharmacy operations, to clarity and quantify that our pharmacy operations generate the substantial majority of our revenues.

4.	Please revise to clarify that your data management services are relatively new and quantify the revenue contribution of these services. Please provide quantification for the periods covered by the included financial statements.

Response: We have revised our disclosure accordingly.

5.	We note that you have a history of losses based upon your interim and audited financial statements. Please revise one of the opening paragraphs to disclose and quantify your history of losses and substantial near term liabilities and debt.

Response: We have revised our disclosure accordingly.

Executive Compensation, page 68

6.	Please revise this section to provide the required information for the most recently completed fiscal year. Refer to Item 402(n) of Regulation S-K.

Response: We have revised this section accordingly.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Alan Jay Weisberg

Alan Jay Weisberg

Chief Executive Officer
Progressive Care Inc.
400 Ansin Blvd, Suite A
Hallandale Beach, FL 33009